September 4, 2018

Albert Neupaver
Executive Chairman
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

       Re: Westinghouse Air Brake Technologies Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed August 8, 2018
           File No. 033-90866

Dear Mr. Neupaver:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14A filed August 8, 2018

General

1. Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the board and management in connection with the proposed transaction.
Questions and Answers About the Transaction, page 5

2. Please add a question and answer describing what a "modified Reverse Morris Trust"
      transaction is and briefly discuss the reasons for structuring a separate sale of assets and why the parties chose this structure over others.
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Summary Historical, Pro Forma and Supplemental Financial Data
Summary Historical Combined Financial Data of GE Transportation, page 21

3. Please include information as of and for the most recently completed interim period in
         2018 consistent with that presented for Wabtec. Refer to Item 14 of
Schedule 14A.
         Conform the presentation in "Selected Historical Combined Financial Data of GE
         Transportation" to the presentation here.
Summary Unaudited Pro Forma Condensed Combined Financial Data, page 23

4. Please include information as of and for the most recently completed interim period in
         2018 consistent with the historical information presented. Refer to
Item 14 of Schedule
         14A.
The Transactions, page 26

5. Refer to the last paragraph on page 27. Please briefly describe the "other factors" GE may consider in determining whether to effect a spin-off or split-off. Background of the Transactions, page 31

6. Please disclose whether the Wabtec board considered strategic alternatives to the proposed transaction and if so, why those alternatives were rejected.
7. Refer to the third full and last paragraphs on page 32. Please clarify which party proposed the cash payment to GE from SpinCo and briefly discuss why the parties determined to pursue the Direct Sale in lieu of a cash payment.
Wabtec's Reasons for the Transactions
Potential Risks and Negative Considerations, page 34

8. In the first bullet point on page 35, please quantify the transaction-related fees and costs and transition and integration-related costs. We note your disclosure in the last full paragraph on page 134.
Opinion of Wabtec's Financial Advisor
Financial Analyses of GE Transportation, page 38

9. Refer to the Selected Companies Analysis. Please briefly discuss the significance of the
         "Through the Cycle" analysis and of adjusting or not adjusting to take into account the tax attributes of the transaction.
10. Refer to the Selected Transactions Analysis. Please discuss whether there were any transactions which met the criteria but were excluded for either the Rail Industry Selected
         Transactions or the High Quality Industrial Selected Transactions analyses.
11. Refer to the table of Rail Industry Selected Transactions. Please briefly discuss whether
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Comapany 4, 2018
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         the age of the precedent transactions affects comparability. We note in this regard that five of the precedent transactions closed more than ten years ago. Certain Unaudited Financial Projections, page 45

12. Investors are entitled to rely on the disclosure in the proxy statement. Please revise the last sentence of the carryover paragraph at the top of page 47 accordingly.
13. Please disclose the material assumptions and estimates underlying each of The Wabtec
         Adjusted GE Transportation Financial Projections and the Wabtec Financial Projections.
Information on GE Transportation
GE Transportation's Business Transformation, page 142

14. Please quantify the expenditures and disclose the anticipated timeframes to complete the material components of the variable cost reduction initiatives you discuss here.
Customers, page 144

15. Please identify each ten percent or greater customer and the percentage of revenues attributable to each respective customer for each of the fiscal years included here. We note the disclosure in Note 19 to the Combined Financial Statements. Management's Discussion and Analysis of Financial Condition and Results of Operations for GE
Transportation
Factors Impacting GE Transportation's Performance , page 149

16. We note that the Wabtec-adjusted GE Transportation projections on page 47 project increased revenues between 2018 to 2022 and your discussion of the "significant headwinds in 2016 and 2017" and transformation and restructuring initiatives. Please discuss the particular factors and specific steps that management is taking to reverse the negative trend in revenues that provides the reasonable basis for the projections on page
         47.
Results of Operations, page 152

17. Please quantify each component you identify which contributed to year-over-year changes in sales of goods and services, cost of goods and services sold, and gross profit.
Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016 Selling, general and administrative expense, page 153

18. We note restructuring costs are reflected in selling, general and administrative expenses and costs of revenues. You disclose in note 18 to the financial statements total restructuring costs decreased in 2017 compared to 2016. Please confirm your disclosure here that the increase in selling, general and administrative expense was due to an increase
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         in restructuring charges in 2017.
Cash Flows
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Operating Activities, page 156

19. Please provide a more robust analysis of the significant decrease in operating cash flow in
         2017 compared to 2016. For example, expand the disclosure in regard to working capital to discuss the specific working capital items that materially changed and the underlying reason for the change. Also note citing noncash items (such as deferred income taxes) and net earnings may not provide a sufficient basis to understand how actual operating cash was impacted. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.
Unaudited Pro Forma Condensed Combined Financial Statements, page 163

20. Please revise your pro forma presentation to present a balance sheet for the most recent interim period of Wabtec completed of June 30, 2018 and to include a statement of income for this interim period. The information for GE Transportation also should be as of and for this interim period ended. Refer to Item 14 of Schedule 14A and Article
         11(c)(1) and (2)(i) of Regulation S-X for guidance.
Unaudited Pro Forma Condensed Combined Financial Statements as of and for the Year Ended
December 31, 2017
Pro Forma Condensed Combined Statements of Income (Unaudited), page 164

21. Please clarify why the pro forma combined effective income tax rate of 16.2% is representative of the continuing combined entity and is not that of or close to that of
         Wabtec's historical rate.
Combined Financial Statements, page F-1

22. Please revise your filing to include financial statements for the most recently completed interim period. Refer to Item 14 of Schedule 14A and Article 3-05(a) of Regulation S-X.
Notes to Combined Financial Statements
Note 1. Description of Business and Basis of Presentation
Basis of Presentation, page F-9

23. We note in connection with the "Direct Sale," certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to, and certain liabilities of GE
         Transportation will be assumed by, Wabtec. Please confirm all assets and liabilities associated with the Direct Sale are included in GE Transportation's financial statements.
24. If material equity interests of certain pre-Transaction subsidiaries of GE that compose part
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September 4, 2018
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      of GE Transportation are not in the financial statements but potentially may be, please provide in an appropriate section of the filing summarized information of these interests and the material factors associated with a decision to include such in the Direct Sale.
Note 7. Property, Plant and Equipment, Net, page F-25

25. Please explain the reason why depreciation expense disclosed herein decreased to
      $112,283 thousand in 2017 from $171,776 thousand in 2016.
Note 13. Income Taxes, page F-29

26. In the reconciliation of U.S. federal statutory income tax rate to actual income tax rate table, please explain why the amount of foreign operations and foreign tax credits for
      2016 is significantly larger than the amounts in the surrounding years.
Note 19. Segment Information and Major Customers, page F-36

27. The segment profit for the equipment segment decreased significantly in 2017 to
      $(25,907) thousand from $142,508 thousand in 2016. This decrease appears to be a material driver in the variance in results between 2017 and 2016 but there appears not to be any analysis of it. Please discuss the reason for the decrease.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or John Dana Brown at (202) 551-3859 with any other questions.



                                                             Sincerely,
FirstName LastNameAlbert Neupaver
                                                    Division of Corporation
Finance
Comapany NameWestinghouse Air Brake Technologies Corporation
                                                    Office of Transportation
and Leisure
September 4, 2018 Page 5
cc:       Peter E. Devlin, Esq.
FirstName LastName